EXHIBIT 99.1

Paris, March 1, 2006

Note: This press release contains consolidated audited earnings established under IFRS.

Vivendi Universal reports a 55% growth in 2005 adjusted net
income and a 67% dividend growth
•	2005 Adjusted net income[1]: up 55% to €2,078 million.

•	Earnings from operations: €3,746 million, an increase of 14% on a comparable basis[2], due to business unit good performance.

•	Earnings: €3,154 million.

•	Dividend of €1 per share, up 67%, representing a distribution rate of 55% of adjusted net income.

•	2006 Outlook[3]: an adjusted net income increase of 11% to 13%.
2005 Dividend
It will be proposed, at the shareholders meeting of April 20, 2006, the distribution of a dividend of €1 per share based on 2005 earnings (to be compared to a dividend of €0.60 per share based on 2004 earnings), representing a distribution rate of 55% of adjusted net income. This shareholder distribution will amount to €1.15 billion, and would be paid starting May 4, 2006.

[1]	Adjusted net income is detailed in Appendix III.

[2]	Comparable basis is detailed in Appendix IV.

[3]	Outlook was established without taking into account the impact of the acquisitions of TPS and the agreement with Lagardère regarding the new Canal+ France entity. The outlook does not integrate potential growth in external operations, such as PTC in Poland or Tunisia Telecom. The exchange rate taken into account in the 2006 outlook corresponds to €1 for $1.25.

Comments by Jean-Bernard Lévy,
Chairman of the Management Board of Vivendi Universal
“In 2005, our financial results exceeded our initial targets, both in terms of recurrent profit — which exceeded €2 billion — and in terms of cash flow. Vivendi Universal shareholders will benefit directly from these excellent results as we are proposing to pay a dividend of €1 in 2006, an increase of 67% compared to last year.
I would like to salute all Vivendi Universal’s teams for their performance in a very competitive environment. In our key businesses, we are number one or number two and are continuing to gain market share.
Our strategy is paying off. We will continue to invest in creation, content, and in future technologies while fostering loyalty in our subscribers. Vivendi Universal will create value first and foremost by promoting innovation, creativity and operational synergies and by making the appropriate investments at the right time.
In the first few months of 2006, we are already seeing encouraging signs and the dynamics in each of our businesses are consistent with 2005. I am therefore confident that 2006 will be a further year of further improved growth and improved profitability, which should lead to an additional increase of next year’s dividend.
Vivendi Universal is at the heart of the digital age, of mobility and of broadband communication. The Group is one of the best placed companies worldwide to benefit from the increasing demands from consumers for entertainment and interactive media.”
Comments on the Group’s 2005 Earnings
Consolidated revenues amounted to €19,484 million compared to €17,883 million in 2004. On a comparable basis1, revenues amounted to €19,439 million compared to €18,237 million, an increase of 6.6% (+6.5% at constant currency). All of the group’s business units contributed to this improvement.
Earnings from operations totaled €3,746 million versus €3,233 million in 2004. On a comparable basis, earnings from operations increased to €3,719 million, representing a 14.0% (13.7% at constant currency).
This increase was achieved thanks to good performances by each business unit which led to an increase in operating margin from 18.1% to 19.2%. In 2005, earnings from operations were negatively impacted by -€115 million at SFR as a result of the €220 million fine from the Antitrust Council, but were partly offset by the registering of favorable non-recurring items amounting to €105 million.
Income from equity affiliates amounted to €326 million versus €221 million in 2004, an increase of €105 million, with €156 million tied to VUE/NBC Universal. In effect, this income includes 12 months of equity in NBC Universal’s earnings in 2005 (€361 million) compared to 234 days (the company created through the combination of NBC and VUE as of May 11, 2004) and VUE equity in 2004. In addition, in 2005, income from equity affiliates included the -€50 million loss of equity in Neuf Cegetel compared to the -€22 million loss of equity in Cegetel S.A.S. in 2004.

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Interest amounted to -€218 million versus -€406 million in 2004.
Other financial charges and income were an income of €619 million compared to an income of €1,226 million in 2004.
This significant decrease is mainly due to the gains on the divestiture of businesses or financial investments which amounted to €668 million in 2005 versus €1,738 million in 2004 (which included the €1,606 million capital gain on the 15% Veolia Environnement stake sale).
Provision for income taxes totaled -€204 million versus -€292 million in 2004.
Earnings from discontinued operations were a profit of €92 million versus a profit of €777 million in 2004 (essentially reflecting the impact of the divestiture of VUE on May 11, 2004).
Adjusted net income, attributable to equity holders of the parent, was €2,078 million (earnings per share of respectively €1.81 and €1.79 diluted), as compared to an adjusted net income of €1,338 million in 2004 (earnings per share of respectively €1.17 and €1.16 diluted). This improvement of €740 million, or 55%, was mainly due to the increase in earnings from operations (up €513 million), the reduction in the financing expenses (up €188 million), and the increase in income from equity affiliates (an improvement of €105 million).
Earnings, attributable to equity holders of the parent, decreased to €3,154 million versus €3,767 million in 2004. This decrease is explained by the positive and non recurring impact of the capital gains on the divestiture of Veolia Environnement (€1, 606 million) and of VUE sales (€707 million) in 2004.
Vivendi Universal’s Media and Telecommunication Businesses:
Comments on Full Year 2005 Earnings from Operations
Universal Music Group
Universal Music Group’s earnings from operations increased to €480 million, up 18.8% on a comparable basis4 and at constant currency. This increase reflects higher sales volumes, continued cost savings efforts and lower restructuring charges in 2005. UMG artists dominated the best seller lists in its major markets, topping all of the major music genres allowing UMG to gain market share, and lead the competition by earning an unprecedented 40 Grammy awards.
Vivendi Universal Games
Vivendi Universal Games’ earnings from operations of €41 million were up €244 million versus a prior year loss of €203 million (up €243 million at constant currency).

This dramatic and fast improvement in earnings from operations is the result of the strategy implemented since 2004 with the global turnaround and the new developments (on-line and studios acquisitions) which led to a better balanced portfolio of products thanks to the tremendous on-line activity development with the exceptional success of World of Warcraft. Lower costs resulting from the global turnaround plan executed in 2004 also impacted positively the earnings from operations. Additional releases contributing to the strong performance included 50 Cent: Bulletproof, Robots, Hulk II, F.E.A.R. and Crash Tag Team Racing as well as the North America distribution of Delta Force: Black Hawk Down and FlatOut. Earnings from operations included funding increased product development costs linked to recently acquired studios (Radical, Swingin’ Ape, Swordfish and High Moon).

[4]	Comparable basis illustrates the effect of the divestiture of UMG’s Music Clubs in the U.K. and France as if they had occurred on January 1, 2004.

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Canal+ Group
Canal+ Group’s 2005 earnings from operations were €203 million, up 8% compared with 2004. On a comparable basis5, earnings from operations were close to those of 2004.
Portfolio growth and price increases achieved in 2004 led to increased revenues in 2005, both from Canal+ and CanalSat. 2005 earnings from operations also took into account higher marketing costs due to record gross subscriber additions (1.1 million gross additions, up 13% compared with 2004) and the start of the new contract for exclusive broadcasting of Ligue 1 soccer.
These investments will be amortized starting in 2006 when portfolio net growth (+310,000) and higher revenues per subscriber achieved in 2005 will produce their full effect.
Other Group operations registered earnings from operations, at a sharp increase due to higher subscriptions to pay-TV in Poland and to StudioCanal mainly due to revenues tied to the Working Title deal.
SFR
Following the combination between Cegetel and neuf Telecom, announced May 11th and closed August 22nd, that has led to the formation of the leading French alternative operator for fixed telecommunication services, and in accordance with IFRS, SFR’s fixed business is no longer included in Vivendi Universal’s earnings from operations. Consequently, the figures published for SFR in 2004 and 2005 solely concern the mobile business.
SFR’s earnings from operations rose by 3.9% to €2,422 million. On a comparable basis6, earnings from operations were up 3.6%. This increase mainly reflects a 6.9% growth in network revenues (excluding mobile-to-mobile termination), a slight increase of 0.8 percentage point in customer acquisition and retention costs — due to the penetration of 3G devices among SFR base — to 13.2% of network revenues (excluding mobile to mobile termination), the strict control of other costs. The earnings from operations were also impacted by the recording of €115 million of adverse non-recurring items: the impact of the €220 million fine from the French Antitrust Council which was partly offset by the registering of favorable non-recurring items amounting to €105 million.
Maroc Telecom
Maroc Telecom’s earnings from operations amounted to €762 million, increasing by 15.1% compared to 2004 (+14.2% at constant currency on a comparable basis7). Excluding the nonrecurring impacts of the voluntary leaving plan introduced at the end of 2004, growth in earnings from operations would have been +15.9% at constant currency on a comparable basis.

[5]	Comparable basis mainly illustrates the impact of Canal+ Group’s dispositions of businesses (Canal+ Benelux in 2004, NC Numéricâble in March 2005) as if these transactions had occurred on January 1, 2004.

[6]	In 2004, comparable basis includes estimated mobile-to-mobile sales at SFR applying 2005 rate and illustrates the full consolidation of minority stakes in distribution subsidiaries.

[7]	Comparable basis illustrates the full consolidation of Mauritel as if this transaction had occurred on January 1, 2004.

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Important disclaimer
Vivendi Universal is quoted on the NYSE and on Euronext Paris SA. This press release contains “forward-looking statements” as that term is defined in the US Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of the company’s future performance. Actual results may differ significantly from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, notably: the risk that the 2006 prospects for adjusted net income may differ from forecasts made by the company, as well as the risks described in the documents Vivendi Universal has filed with the US Securities and Exchange Commission and the French Autorité des Marchés Financiers. Investors and security holders are strongly recommended to read those documents at the Security and Exchange Commission’s website at www.sec.gov and the French Autorité des Marchés Financiers’ website (www.amf-france.org). Copies of the documents may also be obtained free of charge from Vivendi Universal. This press release contains forward-looking statements that can only be assessed on the day the press release is issued. Vivendi Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.
Press conference
Speakers:
Jean-Bernard Lévy
Chairman of the Management Board
Jacques Espinasse
Member of the Management Board and Chief Financial Officer
Date: Wednesday, March 1, 2006
11:00 AM Paris time — 10:00 AM London time — 5:00 AM New York time
Address: Pavillon Gabriel, 5, Avenue Gabriel, 75008 Paris
Internet: The conference can be followed on the Internet at http://www.vivendiuniversal.com
Analyst conference
Speakers:
Jean-Bernard Lévy
Chairman of the Management Board
Jacques Espinasse
Member of the Management Board and Chief Financial Officer
Date: Wednesday, March 1, 2006
2:30 PM Paris time — 1:30 PM London time — 8:30 AM New York time
Media invited on a listen-only basis
Address: Pavillon Gabriel, 5, Avenue Gabriel, 75008 Paris
Numbers to dial:
Number in France: +33(0)1.71.23.04.15
Number in UK: +44(0)20.7806.1970
Number (US toll free): 1.866.239.0765 or (US toll): +1.718.354.1112
Replay details (replay available for 7 days):
France: +33(0)1.71.23.02.48 – Access code: 1785614#
UK: +44(0)20.7806.1970 – Access code: 2644685#
US: 1.866.239.0765 (Toll free) or 1.718.354.1112 – Access code: 2644685#
Internet: The conference can be followed on the Internet at http://www.vivendiuniversal.com/ir
The slides of the presentation will also be available online.

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CONTACTS:

Media	Investor Relations

Paris	Paris
Antoine Lefort	Daniel Scolan
+33 (0) 1 71 71 11 80	+33 (0) 1 71 71 32 91
Agnès Vétillart	Laurence Daniel
+33 (0) 1 71 71 30 82	+33 (0) 1 71 71 12 33
Alain Delrieu	Edouard Lassalle
+33 (0) 1 71 71 10 86	+33 (0) 1 71 71 30 45
New York	New York
Flavie Lemarchand-Wood	Eileen McLaughlin
+(1) 212.572.1118	+(1) 212.572.8961

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APPENDIX I
VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF EARNINGS AND ADJUSTED STATEMENT OF
EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2005 AND 2004
(IFRS)

ADJUSTED STATEMENT OF EARNINGS (a)			CONSOLIDATED STATEMENT OF EARNINGS (a)
	Year Ended		Year Ended
	December 31,		December 31,
(In millions of euros, except per share amounts)	2005	2004	2005	2004

Revenues	€19,484	€17,883	€19,484	€17,883	Revenues
Cost of revenues	(9,898)	(9,100)	(9,898)	(9,100)	Cost of revenues

Margin from operations	9,586	8,783	9,586	8,783	Margin from operations

Earnings from operations	3,746	3,233	3,746	3,233	Earnings from operations
Other income from ordinary activities	75	89	75	89	Other income from ordinary activities
			(170)	(25)	Other charges from ordinary activities
Income from equity affiliates	326	221	326	221	Income from equity affiliates

Earnings before interest and income taxes	4,147	3,543	3,977	3,518	Earnings before interest, other financial charges and income and income taxes
Interest	(218)	(406)	(218)	(406)	Interest
			619	1,226	Other financial charges and income

Interest and other financial charges and income	(218)	(406)	401	820	Interest and other financial charges and income

Earnings from continuing operations before income taxes	3,929	3,137	4,378	4,338	Earnings from continuing operations before income taxes
Provision for income taxes	(787)	(724)	(204)	(292)	Provision for income taxes

Earnings from continuing operations	3,142	2,413	4,174	4,046	Earnings from continuing operations
			92	777	Earnings from discontinued operations

Adjusted net income	€3,142	€2,413	€4,266	€4,823	Earnings

Attributable to :					Attributable to :
Minority interests	1,064	1,075	1,112	1,056	Minority interests
Equity holders of the parent	€2,078	€1,338	€3,154	€3,767	Equity holders of the parent
	% Change : +	55.3%

Adjusted net income, attributable to the equity holders of the parent per share – basic (in euros)	€1.81	€1.17	€2.74	€3.29	Earnings, attributable to the equity holders of the parent per share – basic (in euros)
Adjusted net income, attributable to the equity holders of the parent per share – diluted (in euros)	€1.79	€1.16	€2.72	€3.27	Earnings, attributable to the equityholders of the parent per share – diluted (in euros)

(a)	A reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent is available in the Appendix III.
For supplementary information, please refer to the Document “Operating and financial review & prospects and consolidated financial statements for the year ended December 31, 2005” that will be posted on Vivendi Universal’s website on March 1, 2006 after the Analyst Conference.

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APPENDIX II
VIVENDI UNIVERSAL
CONSOLIDATED STATEMENT OF EARNINGS AND ADJUSTED STATEMENT OF
EARNINGS FOR THE THREE MONTHS ENDED DECEMBER 31, 2005 AND 2004
(IFRS)

ADJUSTED STATEMENT OF EARNINGS (a)			CONSOLIDATED STATEMENT OF EARNINGS (a)
	4th Quarter Ended		4th Quarter Ended
	December 31,		December 31,
(In millions of euros, except per share amounts)	2005	2004	2005	2004

Revenues	€5,479	€5,124	€5,479	€5,124	Revenues
Cost of revenues	(2,910)	(2,604)	(2,910)	(2,604)	Cost of revenues

Margin from operations	2,569	2,520	2,569	2,520	Margin from operations

Earnings from operations	747	858	747	858	Earnings from operations
Other income from ordinary activities	19	16	19	16	Other income from ordinary activities
			(16)	(7)	Other charges from ordinary activities
Income from equity affiliates	101	3	101	3	Income from equity affiliates

Earnings before interest and income taxes	867	877	851	870	Earnings before interest, other financial charges and income and income taxes
Interest	(51)	(55)	(51)	(55)	Interest
			321	1,516	Other financial charges and income

Interest and other financial charges and income	(51)	(55)	270	1,461	Interest and other financial charges and income

Earnings from continuing operations before income taxes	816	822	1,121	2,331	Earnings from continuing operations before income taxes
Provision for income taxes	(228)	(197)	333	(171)	Provision for income taxes

Earnings from continuing operations	588	625	1,454	2,160	Earnings from continuing operations
			(15)	(9)	Earnings from discontinued operations

Adjusted net income	€588	€625	€1,439	€2,151	Earnings

Attributable to :					Attributable to :
Minority interests	197	261	192	229	Minority interests
Equity holders of the parent	€391	€364	€1,247	€1,922	Equity holders of the parent
% Change : +	7.4%
Adjusted net income, attributable to the equity holders of the parent per share — basic (in euros)	€0.34	€0.32	€1.08	€1.68	Earnings, attributable to the equity holders of the parent per share — basic (in euros)
Adjusted net income, attributable to the equity holders of the parent per share — diluted (in euros)	€0.34	€0.32	€1.07	€1.67	Earnings, attributable to the equity holders of the parent per share — diluted (in euros)

(a)	A reconciliation of earnings, attributable to equity holders of the parent to adjusted net income, attributable to equity holders of the parent is available in the Appendix III.

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APPENDIX III
VIVENDI UNIVERSAL
RECONCILIATION OF EARNINGS ATTRIBUTABLE TO EQUITY HOLDERS OF THE
PARENT TO ADJUSTED NET INCOME ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
(IFRS)
Vivendi Universal considers adjusted net income (loss), attributable to equity holders of the parent, which is a non-GAAP measure, to be a relevant indicator of the company’s operating and financial performances. Vivendi Universal management focuses on adjusted net income (loss), attributable to equity holders of the parent, as it best illustrates the performance of continuing operations excluding most non-recurring and non-operating items. Adjusted net income (loss) includes earnings from operations, other income from ordinary activities, income (loss) from equity affiliates, interest, and tax and minority interests relating to these items. As a consequence, it excludes other charges from ordinary activities (corresponding to impairment of goodwill and other intangible assets losses, if any), other financial charges and income and earnings from discontinued operations as presented in the consolidated statement of earnings, the tax and minority interests relating to these adjustments, as well as non recurring tax items (notably the changes in deferred tax assets relating to the Consolidated Global Profit Tax System, the reversal of tax liabilities relating to tax years no longer open to audit). Adjusted net income (loss), attributable to equity holders of the parent never includes adjustments in earnings from operations.

4th Quarter Ended			Year Ended
December 31,			December 31,
2005	2004	(In millions of euros)	2005	2004
€1,247	€1,922	Earnings, attributable to equity holders of the parent	€3,154	€3,767

		Adjustments
		Other charges from ordinary activities
16	7	Other charges from ordinary activities (a)	170	25
(321)	(1,516)	Other financial charges and income (a)	(619)	(1,226)
15	9	Earnings from discontinued operations (a)	(92)	(777)
(83)	(104)	Deferred tax asset related to the Consolidated Global Profit Tax System	(88)	(492)
(478)	78	Other adjustments on provision for income taxes (b)	(495)	60
(5)	(32)	Minority interests in adjustments	48	(19)

€391	€364	Adjusted net income, attributable to equity holders of the parent	€2,078	€1,338

(a)	As reported in the Consolidated Statement of Earnings.

(b)	Corresponding to non recurring tax items (in 2005 mainly the reversal of tax liabilities relating to tax years no longer open to audit for -€300 million, changes in deferred tax assets relating to the US tax group for - €132 million, other adjustments on current provision for income taxes of previous fiscal years for -€49 million) and to tax impacts of non recurring adjustments.

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APPENDIX IV
VIVENDI UNIVERSAL
REVENUES AND EARNINGS FROM OPERATIONS ON A COMPARABLE BASIS
BY BUSINESS SEGMENT
(IFRS)
Comparable basis essentially illustrates the effect of the divestitures that occurred in 2004 (mainly Canal+ Benelux, UMG’s Music clubs, Kencell and Monaco Telecom), of the divestitures that occurred in 2005 (mainly NC Numéricâble) and includes the full consolidation of minority stakes in distribution subsidiaries at SFR and of Mauritel at Maroc Telecom as if these transactions had occurred as at January 1, 2004. In 2004, comparable basis also includes estimated mobile-to-mobile sales at SFR applying 2005 rate. Comparable basis results are not necessarily indicative of the combined results that would have occurred had the events actually occurred as at January 1, 2004.

4th Quarter Ended December 31,					Year Ended December 31,
			% Change					% Change
		%	at constant	(In millions of euros)			%	at constant
2005	2004	Change	currency		2005	2004	Change	currency
				Revenues
€1,682	€1,711	-1.7%	-5.2%	Universal Music Group	€4,893	€4,819	1.5%	1.6%
245	264	-7.2%	-11.1%	Vivendi Universal Games	641	475	34.9%	34.6%
892	839	6.3%	5.7%	Canal+ Group	3,407	3,277	4.0%	3.3%
2,212	2,098	5.4%	5.4%	SFR (a)	8,687	8,117	7.0%	7.0%
480	405	18.5%	17.5%	Maroc Telecom	1,860	1,611	15.5%	16.0%
				Non core operations and elimination of inter segment
(32)	(40)	20.0%	20.0%	transactions	(49)	(62)	21.0%	21.0%

€5,479	€5,277	3.8%	2.3%	Total Vivendi Universal	€19,439	€18,237	6.6%	6.5%

				Earnings from Operations
€267	€304	-12.2%	-14.6%	Universal Music Group	€480	€399	20.4%	18.8%
21	—	na*	na*	Vivendi Universal Games	41	(203)	na*	na*
(91)	(104)	12.5%	9.3%	Canal+ Group	176	187	-5.9%	-9.3%
390	502	-22.3%	-22.3%	SFR (a)	2,422	2,338	3.6%	3.6%
197	159	23.9%	22.4%	Maroc Telecom	762	671	13.6%	14.2%
(45)	(24)	-87.5%	-85.6%	Holding & Corporate	(195)	(193)	-1.0%	-1.6%
9	32	-71.9%	-71.9%	Non core operations	33	63	-47.6%	-47.6%

€748	€869	-13.9%	-15.0%	Total Vivendi Universal	€3,719	€3,262	14.0%	13.7%

na*: not applicable.

(a)	As of January 1, 2005, SFR revenues and cost of revenues included mobile-to-mobile sales for €909 million for the year ended December 31, 2005 (including €235 million for the fourth quarter). 2004 comparable basis included estimated mobile-to-mobile sales applying 2005 rate, i.e. €875 million for the year ended December 31, 2004 (including €233 million for the fourth quarter).

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APPENDIX V
VIVENDI UNIVERSAL
REVENUES AND EARNINGS FROM OPERATIONS BY BUSINESS SEGMENT AS PUBLISHED
(IFRS)

4th Quarter Ended December 31,				Year Ended December 31,
2005	2004	% Change	(In millions of euros)	2005	2004	% Change
			Revenues
€1,682	€1,760	-4.4%	Universal Music Group	€4,893	€4,989	-1.9%
245	264	-7.2%	Vivendi Universal Games	641	475	34.9%
892	886	0.7%	Canal+ Group	3,452	3,560	-3.0%
2,212	1,850	19.6%	SFR (a)	8,687	7,192	20.8%
480	405	18.5%	Maroc Telecom	1,860	1,581	17.6%
			Non core operations and elimination of
(32)	(41)	22.0%	inter segment transactions (b)	(49)	86	na*

€5,479	€5,124	6.9%	Total Vivendi Universal	€19,484	€17,883	9.0%

			Earnings from Operations
€267	€303	-11.9%	Universal Music Group	€480	€359	33.7%
21	—	na*	Vivendi Universal Games	41	(203)	na*
(92)	(110)	16.4%	Canal+ Group	203	188	8.0%
390	499	-21.8%	SFR (a)	2,422	2,332	3.9%
197	159	23.9%	Maroc Telecom	762	662	15.1%
(45)	(24)	-87.5%	Holding & Corporate	(195)	(193)	-1.0%
9	31	-71.0%	Non core operations (b)	33	88	-62.5%

€747	€858	-12.9%	Total Vivendi Universal	€3,746	€3,233	15.9%

na*:	not applicable.

(a)	As of January 1, 2005, SFR revenues and cost of revenues included mobile-to-mobile sales for €909 million for the year ended December 31, 2005 (including €235 million for the fourth quarter).

(b)	Corresponds to Vivendi Telecom International, Vivendi Valorisation and other non core businesses.

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